

OFFERING MEMORANDUM

facilitated by



Tipsy Lady

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Tipsy Lady
State of Organization	SC
Date of Formation	08/29/2019
Entity Type	Corporation
Street Address	172 Blackwater Way, Moncks Corner SC, 29461
Website Address	https://tipsyladycocktails.com/

(B) Directors and Officers of the Company

Key Person	Toni Gilliard
Position with the Company Title First Year	CEO 2019
Other business experience (last three years)	**Tipsy lady, inc.** Charleston, South Carolina **CEO/Founder at Tipsy Lady Caribbean Inspired Cocktails • Director of Business Development** 8/2019 Operations manager for production. Lead formulations and product development. Responsible for key hires and consultants. Source vendors to get competitive bids on contractor work, suppliers for COGS, freight quotes for inventory shipping and manage the completion. Devise and maintain production records and filing system. Setup system for freight quotes and/or prepare within proprietary portal. Manage inventory, vendors, etc, and notify of any damages, deficits, etc. Communicate with vendors for COGs and obtain bulk tote/barrel quotes. Collaborated with the operations manager/team regarding production logistics to ensure the necessary product quantities are received at production facility on-time. **Berkshire hathaway –** Charleston, South Carolina & Charlotte, North Carolina **Residential and Luxury Homes Sales** December 2020 – Present Consult with high net worth prospective and existing real estate clients regarding home site selection and real estate goals and strategic objectives. Create and present available on and off market property portfolio for acquisition and purchasing options to align with client goals to secure lucrative financial transactions in a competitive market. **Gilliard-Husser, PA –** Charleston, South Carolina **Managing Attorney** November 2003 – December 2020 International & Immigration boutique law firm. Developed and monitored risk management compliance for small businesses and staffing agencies employing foreign nationals in the United States. Prepared analytical data, reports, and responses to inquiries regarding existing immigration enforcement/anti-fraud programs or policies. Developed procedures for implementing immigration anti-fraud policies for corporate clients. Reviewed employer applications based on evidence generated by reference listed in supporting documentation or interviews with clients and referred cases to appropriate channels where fraud was suspected. SME regarding Business visas providing oversight. Served as liaison and evaluated activities for non-immigration services elements as deemed necessary.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Toni Gilliard	99%

(D) The Company's Business and Business Plan

Our Story

Tipsy Lady® offers a popular specialty cocktail for its customers, who have a common love of delicious ready to drink craft cocktails. Our cocktails are carefully formulated to match authentic flavor of signature Caribbean inspired drinks. The results of the natural formula is distinguished by smooth fruitful and sophisticated taste.

- Founded by Black Caribbean American female serial entrepreneur, Toni prides herself on "tipping" the scales in the alcohol industry towards Black Female ownership.
- Toni envisioned the concept of Tipsy Lady while vacationing and touring rum factories in Barbados, West Indies during a 2019 trip. During her tour, she recalled connecting with her ancestors by hearing a faint voice whisper the word "legacy."
- Toni previously spent 17 years as a lawyer and real estate agent before she was compelled to create her own natural, organic, and eco-friendly canned cocktail line, with a strong emphasis on style, femininity, elegance and authenticity.

Competitive advantage in an emerging market

Continued innovation in canning, distilling, and quality has led to rapid expansion of the ready-to-drink market, creating immense emerging market opportunity.

- Authenticity: While there are other RTD options, most drinks are not Caribbean in taste or culture. There may be an appropriation of the culture by use of names like Rum Punch and "island…." these brands are NOT owned by people of/from the culture.
- Convenience: RTD alcoholic beverages are much easier to pack or carry, especially compared to a bottle of liquor. They stack easily in a fridge or cooler, making them an easy beverage choice for practically any occasion. RTDs—they make drinking easy. There's no need for additional accessories or complicated mixing processes.
- Sustainability: Aluminum cans, and especially recycled aluminum, are often considered better for the environment than glass bottles. This appeals to eco-conscious consumers who prefer brands that practice green living.
- Branding: For brands, cans tend to be far more marketable than other bottling options. Wraparound labels provide more space for distinct, eye-catching visuals without excess associated costs.

How It Started

Tipsy Lady Cocktails was founded by Caribbean/Gullah American Toni Gilliard in 2019. Toni first envisioned the concept of Tipsy Lady while vacationing/visiting family and touring the rum factories in Barbados, West Indies. During her tour, she recalled connecting with her ancestors by hearing a faint voice whispering the word "legacy." The connection was almost instant.

- "Here I stood on the soil of a Rum Plantation in Barbados, where Rum was founded. I felt inspired to use-my culinary creativity gift to transform the liquor industry and bring caribbean RTD cocktails to life.
- It was very specific and direct, that my Rum Punch was a celebration of heritage and flavor that needed to be shared with the world for generations to come. This was where the journey to legacy began."

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$30,000
Offering Deadline	October 7, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Production run of Rum Punch and Sunrise Mimosa	$28,200	$168,333
Social Media Marketing Firm	$0	$25,000
Assistant salary	$0	$41,667
Mainvest Compensation	$1,800	$15,000
TOTAL	$30,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.4 - 3.3%[2]
Payment Deadline	2028-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.8 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	2.96%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.4% and a maximum rate of 3.3% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$30,000	0.4%
$85,000	1.1%
$140,000	1.9%
$195,000	2.6%
$250,000	3.3%

[3] To reward early participation, the investors who contribute the first $100,000.0 raised in the offering will receive a 1.8x cap. Investors who contribute after $100,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Common Stock
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	These Securities have Voting Rights.
How these securities differ from the revenue sharing notes being offered to investors	Common Stocks are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Toni Gilliard	99%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Tonisha Gilliard	$245,000	15%		None

(Q) Other Offerings of Securities within the Last Three Years

August 2022 Notice of Sale of Securities Filing (Regulation D). Please refer to the company's Form D dated August 22nd, 2022 for additional disclosures.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Tipsy Lady began sales operating online January 15, 2022 and has since achieved the following milestones:

- Distribution location in South Carolina

- Available in 5 retail spaces throughout South Carolina at Total Wine & More as well as 6 other well establish Wine & Spirits stores.

- Achieved revenue of approximatley [$40,000] in 3 months, which is projected to grow to an additional estimated $300,000 in 2022.

- Had Cost of Goods Sold (COGS) of [$40], which represented gross profit margin of [30%] in [2021]. COGS were then $36.00 in June 2022, which implied gross profit margin of [33%].

- Cost of Goods Solds w/ production fees (COGS) of [$101,000],Projected profit of [$202,000] in 2022.

Historical financial performance is not necessarily predictive of future performance.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its -year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,711,000	$2,138,750	$2,673,438	$3,341,798	$4,177,248
Cost of Goods Sold	$114,716	$143,395	$179,243	$224,053	$280,066
Gross Profit	$1,596,284	$1,995,355	$2,494,195	$3,117,745	$3,897,182
EXPENSES					
Rent	$0	$0	$0	$0	$0
Utilities	$0	$0	$0	$0	$0
Salaries	$52,259	$65,323	$81,653	$102,066	$127,582
Insurance	$1,400	$1,435	$1,470	$1,506	$1,543
Equipment Lease	$0	$0	$0	$0	$0
Repairs & Maintenance	$0	$0	$0	$0	$0
Legal & Professional Fees	$9,000	$9,225	$9,455	$9,691	$9,933
Marketing	$30,000	$30,750	$31,518	$32,305	$33,112
Operating Profit	$1,503,625	$1,888,622	$2,370,099	$2,972,177	$3,725,012

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$60,539.00	$0
Cash & Cash Equivalents	$493.00	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0.00	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$23,900.00	$0
Taxes Paid	$0	$0
Net Income	$-85,372.00	$-15,350.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V